Exhibit 23.2




The Board of Directors
The Louisiana Land and Exploration Company:


We consent to the use of our report dated February 3, 1995 on the consolidated financial statements of The Louisiana Land and Exploration Company and subsidiaries as of December 31, 1994 and 1993, and for each of the years in the three-year period then ended incorporated by reference herein. Our report refers to the adoption in 1993 of the methods of accounting for income taxes and postretirement benefits other than pensions pre-scribed by Statements of Financial Accounting Standards Nos. 109 and 106, respectively. In addition, our report refers to a change in 1994 of the method of assessing the impairment of the capitalized costs of proved oil and gas properties and other long-lived assets.



                                          /s/ KPMG Peat Marwick LLP

                                          KPMG Peat Marwick LLP

New Orleans, Louisiana
September 25, 1995